FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2C 2 www.fostersgroup.com
ABN 49 007 620 886

Fosters Brewing Group

FOSTER'S
GROUP
Inspiring Global Enjoyment

82-1711

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

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Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 10/31

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

30 October 2003

Final Price and Allocation Policy for the ALH Share Offer

The Australian Leisure and Hospitality (ALH) Share Offer closed early at 12 noon, Thursday 30 October, 2003 due to the level of demand. Foster's Group Limited (Foster's) has set the Final Price for the Global Institutional Offer at $2.50, at the top end of the indicative range.

The Final Price to be paid by Foster's Shareholders, ALH Employees and Broker Firm Applicants is $2.40 per share, which is a 10 cents per share discount to the Final Price paid by institutions.

Due to the strong demand for ALH shares, General Public Applicants will not be allocated any shares.

Foster's CEO Ted Kunkel said: "This is an outstanding result for Foster's shareholders, with the company expected to receive gross proceeds from the sale of the Australian Leisure and Hospitality division of approximately $1.5 billion."

Allocation Policy

Successful applicants under the Institutional Offer will be advised of their allocations directly by the Joint Lead Managers and Bookrunners, Macquarie Equity Capital Markets Limited and Goldman Sachs JBWere Pty Ltd.

Applications received under the Foster's Shareholder Priority Offer will receive their guaranteed allocation of 1000 Shares. Applications by Foster's shareholders for shares in excess of the guaranteed minimum 1000 shares will not be fulfilled.

Applications by ALH Employees have been accepted in full.

Applicants who have accepted an allocation of Shares under the Broker Firm Offer have been accepted in full. Applicants under the Broker Firm Offer can confirm their allocations with their broker.

ALH shares are expected to commence trading on the ASX on Friday 7 November 2003 at 11am AEST, on a deferred settlement basis. ALH will trade under the ASX code of "ALH".

Holding statements and refund cheques will be dispatched by 11 November 2003.

Applicants requiring further information relating to the ALH Share Offer should call the Foster's **ALH Share Offer Information Line on 1800 101 170.**

For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261

Investor Relations
Robert Porter
Tel: +613 9633 2560